Exhibit 99.2

First AMENDMENT TO THE
DXP Enterprises, Inc. 2016 Omnibus Incentive Plan
THIS FIRST AMENDMENT is made by DXP Enterprises, Inc. (the “Company”).

W I T N E S S E T H:
WHEREAS, the Board of Directors of the Company (the “Board of Directors”) previously adopted the DXP Enterprises, Inc. 2016 Omnibus Incentive Plan (the “Plan”);

WHEREAS, the Board of Directors reserved the right in Section 16.1 of the Plan to amend the Plan; and

WHEREAS, the Board of Directors has determined that it is advisable and in the best interests of the Company to amend the Plan to increase the number of shares of the Company’s common stock available for issuance under the Plan by 500,000 shares from 500,000 shares to 1,000,000 shares;

NOW, THEREFORE, the Board of Directors agrees that, subject to and effective upon the approval of the amendment set forth below by the Company’s stockholders, Sections 4.1(a) of the Plan is completely amended and restated to provide as follows (and Section 4.1(b) of the Plan is restated to confirm that the existing limit on the aggregate number of shares of the Company's common stock with respect to which incentive stock option may be granted under the Plan remains at the original 500,000 shares previously approved by the stockholders of the Company) (capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Plan):

(a)The aggregate number of shares of Stock with respect to which Awards may be granted under the Plan is 1,000,000 (the “Authorized Shares”).
(b)The aggregate number of shares of Stock with respect to which ISOs may be granted under the Plan is equal to 500,000 Shares.

Approved by the shareholders of the Company
on June 19, 2019